UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CMS Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12600U102
(CUSIP Number)

Customers Bancorp, Inc.
1015 Penn Avenue
Suite 103
Wyomissing, PA 19610 Attention: Jay S. Sidhu
Telephone: (610) 933-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Christopher S. Connell
Stradley Ronon Stevens & Young, LLP
2005 Market Street Suite 2600
Philadelphia, PA 19103
Telephone: (215) 564-8138

August 10, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12600U102

1.		NAMES OF REPORTING PERSONS: Customers Bancorp, Inc. (“CBI”)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY): 27-2290659

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

0

	8.	SHARED VOTING POWER (1)

376,160

	9.	SOLE DISPOSITIVE POWER

0

	10.	SHARED DISPOSITIVE POWER (1)

376,160

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

376,160

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 (1)

20.19%

14.		TYPE OF REPORTING PERSON

CO

(1)     Pursuant to the Voting and Lock-up Agreements between certain directors and executive officers of CMS Bancorp Inc. (“CMS”) and/or CMS Bank and Customers Bancorp, Inc. (“CBI”), dated August 10, 2012 (“Voting Agreements”), described in the statement on Schedule 13D below, CBI  may be deemed to have beneficial ownership of shares of CMS common stock held by the other parties to the Voting Agreements with respect to the voting of such shares in connection with a proposed merger between CBI and CMS.   Based on 1,862,803 shares of CMS common stock outstanding as of August 14, 2012, as set forth in CMS’ Form 10-Q filed August 14, 2012, 115,222 shares of CMS common stock issuable upon exercise by the other parties to the Voting Agreements of outstanding stock options that are exercisable within sixty days of the date hereof, and 260,938 shares of CMS common stock as to which the Voting Agreements are subject as of the date hereof, CBI may be deemed to have beneficial ownership of a total of 376,160 shares of CMS common stock, or 20.19%, as of the date hereof.   Of the 376,160 shares as to which CBI may be deemed to have beneficial ownership relating to the Voting Agreements, 115,222 shares are included because they are issuable to the other parties to the Voting Agreements pursuant to outstanding stock options to purchase shares of common stock of CMS that are exercisable within sixty days of the date hereof and would become subject to the voting agreements upon acquisition. Neither the filing of the statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by CBI that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of CMS Bancorp, Inc., a Delaware corporation (“CMS”). CMS’ principal executive offices are located at 123 Main Street, White Plains, New York 10601.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Customers Bancorp, Inc., a Pennsylvania corporation (“CBI”). The address of the principal place of business and principal office of CBI is 1015 Penn Avenue, Suite 103, Wyomissing PA 19610. CBI, through its wholly-owned subsidiary, Customers Bank, provides financial products and services to small businesses, not-for-profits and consumers through its branches in Southeastern Pennsylvania (Bucks, Berks, Chester and Delaware Counties), Rye, New York (Westchester County) and Hamilton, New Jersey (Mercer County).  Customers Bank also provides liquidity to the mortgage market nationwide through the operation of its mortgage warehouse business. The name, business address and present principal occupation or employment of each executive officer and director of CBI, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither CBI nor, to CBI’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither CBI nor, to CBI’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of CBI is set forth on Schedule A and is incorporated herein by reference in response to this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

As described below in response to Item 4, the 376,160 shares to which this Statement relates have not been purchased by CBI, and thus no funds were used for such purpose. As an inducement to CBI to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain directors and executive officers of CMS and/or CMS Bank entered into Voting and Lock-up Agreements, dated as of August 10, 2012 (the “Voting Agreements”) with CBI.  Neither CBI nor its affiliates paid additional consideration to such individuals in connection with their execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

(a)-(c) As an inducement to CBI to enter into the Merger Agreement, certain CMS stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

On August 10, 2012, CBI and CMS entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which CMS will be merged with and into CBI (the “Merger”), and CMS Bank, a wholly-owned subsidiary of CMS, will be merged with and into Customers Bank. Upon completion of the Merger, the separate existence of CMS will cease, and CBI will be the surviving corporation. The equity value of the transaction is approximately $20.8 million. The Merger has been approved by the Boards of Directors of both CBI and CMS. Pursuant to the Merger Agreement, at the effective time of the Merger, each share outstanding of CMS Common Stock will be converted into the right to receive the number of shares of CBI voting common stock equal to the quotient, rounded to the nearest one ten thousandth, of (i) the CMS Valuation, divided by (ii) the Customers Valuation (the “Exchange Ratio”).  The Merger Agreement defines the CMS Valuation as (x) 95% of CMS’ common stockholders’ equity (as determined according to GAAP, but excluding any merger-related charges or accruals) as of the most recent calendar month-end prior to the effective time of the Merger (unless the effective time takes place on or after April 30, 2013, in which case, the date to be used will be March 31, 2013), divided by (y) the number of shares of CMS common stock outstanding at the effective time.  The Merger Agreement defines the Customers Valuation as (x) 125% of CBI’s “modified common stockholders’ equity” (as determined according to GAAP) as of the most recent calendar month-end prior to the effective time (unless the effective time takes place on or after April 30, 2013, in which case, the date to be used will be March 31, 2013), divided by (y) the number of shares of CBI voting common stock outstanding at June 30, 2012.  “Modified common stockholders’ equity” will be CBI’s June 30, 2012 common stockholders’ equity, plus retained earnings generated from operations from July 1, 2012 through the most recent calendar month-end prior to the effective time (unless the effective time takes place on or after April 30, 2013, in which case, the date to be used shall be March 31, 2013).  The Merger Agreement also provides that all options to purchase CMS stock which are outstanding and unexercised immediately prior to the closing (“Continuing Options”) shall be assumed by CBI and, subject to certain conditions, continue to have, and be subject to, the same terms and conditions of such options immediately prior to the Effective Time, except for administrative changes and changes to which the holder consents, provided that the number of shares subject to such Continuing Options will be adjusted in accordance with the Exchange Ratio (fractional shares to be rounded down to the nearest whole share).

The Merger Agreement includes customary representations, warranties and covenants of the parties. In addition, the consummation of the Merger is subject to the approval of stockholders of CMS by a majority of the outstanding shares of Common Stock at the meeting of CMS’ stockholders, and other customary closing conditions, including receipt of required regulatory approvals necessary to consummate the Merger, which regulatory approvals are not expected to be received until after the required regulatory approvals related to CBI’s acquisition of Acacia Federal Savings Bank are received.

The Merger Agreement contains certain termination rights of CMS and CBI and further provides that CMS will be required to pay CBI a termination fee of $1 million under certain specified circumstances.

The Voting Agreements were deemed to have been executed as of the date of execution and delivery of the Merger Agreement. Pursuant to the Voting Agreements, the stockholders who are signatories thereto have agreed, subject to certain terms and conditions (including, without limitation, the exercise of such person’s fiduciary duties as applicable), to vote their CMS shares in favor of adoption and approval of the Merger Agreement and approval of the Merger and to vote against (i) any action, proposal, transaction or agreement that would result, or could reasonably be expected to result, in any material respect in a breach of any covenant, representation or warranty or any other obligation or agreement of CMS contained in the Merger Agreement, or (ii) any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any acquisition proposal.  In connection with the Voting Agreements, each of the CMS stockholders who are signatories thereto has granted CBI an irrevocable proxy that entitles CBI to vote the CMS shares held by such stockholders on these matters.   In all other matters, the shares shall be voted by and in the manner determined by the stockholder, in his, her or its discretion. The CMS stockholders who are parties to the Voting Agreements are John E. Ritacco, Stephen E. Dowd, William V. Cuddy, Jr., William P. Harrington, Susan A. Massaro, Cheri R. Mazza, Matthew G. McCrosson, Robert P. Weisz, William M. Mooney, Gerry Ryan, Mauro C. Romita, Laura M. Caruolo, Diane Cocozzo and Christopher Strauss, each of whom, with the exception of Ms. Caruolo and Ms. Cocozzo, are executive officers and/or directors of CMS. Ms. Caruolo and Ms. Cocozzo are officers of CMS Bank.

(d) It is anticipated that upon the consummation of the Merger, the officers and directors of CBI will continue to serve as the officers and directors of the surviving corporation and that CMS’ current officers and directors will no longer serve in their current positions.  Upon the closing, CBI will form an advisory board on which all members of the Board of Directors of CMS will be eligible to serve.

(e) Other than as otherwise described in Item 3 and this Item 4, not applicable.

(f) Not applicable.

(g) Upon the consummation of the Merger, the articles of incorporation and bylaws of CBI will continue to be the articles of incorporation and bylaws of the surviving corporation; because CMS will be merged into CBI, CMS’ current certificate of incorporation and bylaws effectively will be replaced by the articles of incorporation and bylaws of CBI and holders of CMS Common Stock who receive shares of CBI voting common stock in the Merger will be governed by the articles of incorporation and bylaws of CBI.

(h)-(i) Upon consummation of the merger, CMS’ Common Stock will cease to be listed on the NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Except as set forth in this Statement, the Merger Agreement and Voting Agreements, neither CBI nor, to CBI’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement, the Merger and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1 and the Form of Voting Agreement, filed herewith as Exhibit 2, each of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Pursuant to the Voting Agreements, described Item 4 above, CBI may be deemed to have beneficial ownership of shares of CMS Common Stock held by the other parties to the Voting Agreements with respect to the voting of such shares in connection with a proposed merger between CBI and CMS.   Based on 1,862,803 shares of CMS Common Stock outstanding as of August 14, 2012, as set forth in CMS’ Form 10-Q filed August 14, 2012, 115,222 shares of CMS Common Stock issuable upon exercise by the other parties to the Voting Agreements of outstanding stock options that are exercisable within sixty days of the date hereof, and 260,938 shares of CMS Common Stock as to which the Voting Agreements are subject as of the date hereof, CBI may be deemed to have beneficial ownership of a total of 376,160 shares of CMS Common Stock, or 20.19%, as of the date hereof.   Of the 376,160 shares as to which CBI may be deemed to have beneficial ownership relating to the Voting Agreements, 115,222 shares are included because they are issuable to the other parties to the Voting Agreements pursuant to outstanding stock options to purchase shares of Common Stock of CMS that are exercisable within sixty days of the date hereof and would become subject to the voting agreements upon acquisition. Neither the filing of the statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by CBI that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To CBI’s knowledge, no shares of CMS Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreements, CBI may be deemed to have shared power to vote 376,160 shares of CMS Common Stock held by the signatories to the Voting Agreements.

(c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither CBI nor, to CBI’s knowledge, any person named on Schedule A has effected any transaction in CMS Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, to the knowledge of CBI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of CMS, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of CMS.

Item 7. Material to be Filed as Exhibits.

Exhibit

1
Agreement and Plan of Merger, dated as of August 10, 2012, by and between Customers Bancorp, Inc. and CMS Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to CBI’s Current Report on Form 8-K filed August 10, 2012).

2	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to CBI’s Current Report on Form 8-K filed August 10, 2012).

IMPORTANT ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the Merger, CBI and CMS will be filing documents with the SEC, including a registration statement on Form S-4 to be filed by CBI that will include a proxy statement of CMS and prospectus of CBI. A definitive proxy statement/prospectus, when available, will be sent to CMS stockholders seeking their approval of the Merger Agreement. INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING CBI, CMS AND THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  The documents filed with the SEC by CBI may be obtained free of charge from CBI’s website www.customersbank.com or by directing a request to CBI at 1015 Penn Avenue, Wyomissing, PA 19610, Attention: Investor Relations. The documents filed with the SEC by CMS may be obtained free of charge from CMS’ website www.cmsbk.com or by directing a request to CMS at 123 Main Street, Suite 750, White Plains, New York 10601, Attention: Investor Relations.

CBI and CMS and their respective directors and executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies in respect of the proposed transaction.   You can find current information about CMS’ executive officers and directors in the proxy statement related to its 2012 annual meeting of shareholders, which was filed with the SEC on Schedule 14A on January 11, 2012.  You can find information about CBI’s executive officers and directors in its definitive proxy statement filed with the SEC on June 7, 2012.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors and stockholders are urged to read the proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents using the contact information provided above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of the Securities Act of 1933, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSTOMERS BANCORP, INC.

Date: August 20, 2012	By:	/s/ Thomas R. Brugger
Thomas R. Brugger
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

1
Agreement and Plan of Merger, dated as of August 10, 2012, by and between Customers Bancorp, Inc. and CMS Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to CBI’s Current Report on Form 8-K filed August 10, 2012).

2	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to CBI’s Current Report on Form 8-K filed August 10, 2012).

SCHEDULE A

Set forth below is a list of the directors and executive officers of CBI, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To CBI’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Customers Bancorp, Inc., 1015 Penn Avenue, Wyomissing, PA 19610.

Name	Present Principal Occupation and Business Address of such Organization
Jay S. Sidhu, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer for CBI and Customers Bank.
Richard A. Ehst, President and Chief Operating Officer	President and Chief Operating Officer for CBI and Customers Bank.
Thomas R. Brugger, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer for CBI and Customers Bank.
Warren Taylor, President and Director of Community Banking	President and Director of Community Banking for Customers Bank.
Glenn Hedde, President of Mortgage Warehouse Lending	President of Mortgage Warehouse Lending for Customers Bank.
Daniel K. Rothermel, Director	President and Chief Executive Officer of Cumru Associates, Inc., a private holding company, located at 5 Cemetery Rd., Fleetwood, PA 19522.
T. Lawrence Way, Director	Retired.
Steven J. Zuckerman, Director	President and CEO of Clipper Magazine, a national and regional advertising publication, located at 3708 Hempland Road, Mountville, PA 17554.
John R. Miller, Director	Retired.